September 25, 2024

VIA EDGAR

Patrick Fullem

Office of Manufacturing

Division of Corporation Finance

Re:	Enviro.Farm Systems Inc Offering Statement on Form 1-AA Filed July 30, 2024 File No. 024-12397

REQUEST FOR QUALIFCATION

Dear Mr. Fullem:

Enviro.Farm Systems Inc (the “Registrant”) hereby requests the qualification of its Offering Statement on Form 1-A, as amended (File No. 024-12397), last filed on July 30, 2024, so that it may become qualified before 4:00 p.m. Eastern Time on September 27, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

Enviro.Farm Systems Inc

/s/ William Tooley
William Tooley
CEO